UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of NOVEMBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  November 20, 2006                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                HALO COMMENCES DRILL PROGRAM TO TEST NEW TARGETS
                         AT ITS SHERRIDON VMS PROPERTY

VANCOUVER, BRITISH COLUMBIA, NOVEMBER 20, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the commencement of a drill program designed to test numerous, previously untested VMS target areas identified by the recently completed helicopter-borne deep penetration and high resolution Time Domain EM (VTEM) survey. The first drill location is within an area that covers the postulated extension of the historic Sherritt Gordon East Zone ore body (the Eastern Areas). The strength of mineralization at the easternmost extremity of the ore body is indicated by a recent grab sample that returned an impressive 14% CU, 2.88% ZN, & 7.41 G/T AU. (PLEASE FIGURE 1)

[GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC OMITTED]

New Geological Picture - showing Old Sherritt Gordon E. Zone Mine and location of 2006 October Grab Sample 14.5% Cu, 2.9% ZN and 7.4 g/t Au
Showing location of new untested EM conductors east of old mine

[GRAPHIC OMITTED][GRAPHIC OMITTED]

2006 Total Magnetice Survey "Deep penetrating VTEM revealing many new drill targets.

TO VIEW OMITTED GRAPHICS PLEASE VISIT THE COMPANY WBSITE:  www.halores.com

Drilling commenced as scheduled on November 16 with the first hole designed to test the quality and thickness of a strong EM conductor located at a depth of 214 m. Additional test holes are planned in the area to test a second EM conductor and also the presence of deep mineralization identified by Sherritt Gordon drilling in the 1940's. Preparation of subsequent drill targets is in progress. (PLEASE SEE FIGURE 2)




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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                          Eastern Areas EM Conductors
   TO VIEW OMITTED GRAPHICS PLEASE VISIT THE COMPANY WBSITE: www.halores.com

The initial 5,000 m of a planned 20,000 m drill program was awarded to Rodren Drilling Ltd. of Winnipeg, Manitoba. Halo welcomes Rodren to its stakeholder team and is confident that its extensive northern experience will significantly benefit the Sherridon project. Rodren is committed to work in close cooperation with Halo and the local Sherridon community.

The Sherridon VMS Property is controlled by Halo and comprises a land package of 188 sq km in the Sherridon volcanogenic massive sulphide district. The area is underlain by high grade metamorphic rocks derived from bimodal volcanics. The property includes the site of the former Sherritt Gordon Mines' copper-zinc mine that operated from 1933 to 1950. The property is considered by Halo to be highly prospective for new VMS discoveries and to have a largely untested gold potential. Possible developments in the future are greatly facilitated by the existing rail link to Hudson Bay Mining and Smelting Co. Ltd. (HBMS) mining/metallurgical complex approximately 70 km to the southwest and also by the presence of an all weather 78 km road to provincial hwy 10, a power line and a communication tower.

QUALIFIED PERSON

Eckart Buhlmann, a principal of Buhlmann & Associates Inc. and a "qualified person" as defined in NI 43-101, has reviewed this news release and has verified the technical information provided herein

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Red Lake Project, which is a gold exploration project; Quarter Moon which is a




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grass roots gold project, and the Sherridon project that comprises a combination of mature and grassroots VMS copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
__________________________________
Marc Cernovitch, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Ltd.
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068






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